HIVE Achieves Annual Revenue of $114.5 Million, Adjusted EBITDA of $37.5 Million with 2,287 Bitcoin on the Balance Sheet and Mined 3,123 Bitcoin for the Year Ended March 31, 2024

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - June 24, 2024) - HIVE Digital Technologies Ltd. (TSXV:HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") announces its results for the full year ended March 31, 2024 (all amounts in US dollars, unless otherwise indicated).

Revenue from digital currency mining was $111.0 million this fiscal year, in addition to the Company's HPC operations, resulting in a gross operating margin1 of $40.3 million, or a 36% operating margin. The Company's SG&A for the fiscal year ended March 31, 2024, was $13.2 million. Therefore, on a cash basis the corporate margin1 was positive for the fiscal year at $23.7 million. HIVE achieved an Adjusted EBITDA1 of $37.5 million for the fiscal year.

The Company grew its Bitcoin mining ASIC hashrate by 57% in this fiscal year, from 3.0 Exahash in March 2023 to 4.7 Exahash in March 2024. In this fiscal year, the Company mined 3,123 Bitcoin including digital assets mined from GPUs. HIVE emerged through this period with 2,287 Bitcoin on the balance sheet as at March 31, 2024 worth $161.3 million. The Company notes these Bitcoin are unencumbered, unleveraged and were all mined through HIVE's green energy focused operations.

The Company earned a Comprehensive Income of $25.0 million, which includes the gain from revaluation of digital currencies. The Company reported a net loss of $51.2 million, which includes $66.4 million of depreciation, and 6.8 million provision on sales tax receivables, and does not include the gain from revaluation of digital currencies. The prior year, the Company incurred significant non-cash charges such as an impairment of $70.4 million was applied to equipment, and furthermore an impairment of $27.3 million was applied to deposits. In fiscal 2024, the company recorded a gain on the revaluation of its Bitcoin treasury in the amount of $77.3 million that is excluded from the net loss reported as a result of IFRS reporting standards, whereas, in fiscal 2023 the Company reported a revaluation loss on its Bitcoin treasury in the amount of $55.8 million in the net loss reported. Basic loss per share was $0.57, whereas last year's basic loss per share was $2.85. Using Comprehensive Income of $25.0 million, the EPS was $0.28. Gross operating margin1 contracted to $40.4 million from $50.9 million last year.

Frank Holmes, Executive Chairman of HIVE, emphasized the evolving landscape of Bitcoin mining stocks, noting, "Investors should recognize that the industry has grown to over 20 public Bitcoin mining stocks today, compared to approximately five at the last halving." Mr. Holmes further highlighted the difference between US GAAP and IFRS accounting standards and explained: "U.S.-based companies adhere to US GAAP, known for its rules-based approach, ensuring consistency but sometimes at the cost of flexibility." Conversely, he pointed out that "HIVE reports using IFRS, a principles-based system used in Canada offering broader guidelines that foster flexibility but may result in varying interpretations." Holmes concluded by stressing the importance of transparency, particularly in webcasts, where they aim to provide a clear comparison of financial results within the US GAAP framework so that HIVE can be compared against its industry peers.

Aydin Kilic, President & CEO stated "We have lead the industry with having among the lowest G&A and the lowest share dilution while using cashflow from operations to strategically and carefully upgrade and expand our fleet of Bitcoin mining ASICs to optimize cashflow return on invested capital. This is possible through our dedication to maintaining high uptime, lean operations, and seeking efficiencies in all aspects of our operations, whether it is using firmware to increase energy efficiency, or software to strive for the best uptime. Additionally, HIVE continues its innovative practices of demand response in Sweden, and carefully analyzing Bitcoin mining economics to ensure only our most efficient and profitable machines are operating through any periods of economic downturn, as evidenced by our sterling record of mining profitability (positive gross mining margin and corporate margin) through the last 3 years".

Fiscal Year 2024 Highlights

  Generated digital currency mining revenue of $111.0 million and $3.4 Million of HPC revenue, with a gross operating margin2 of $40.3 million
  Ending the year with $7.2 Million of annualized run-rate revenue from our HPC business
  Mined 3,123 Bitcoin during the year ended March 31, 2024
  Adjusted EBITDA2 income of $37.5 million for the year
  Earned a Comprehensive Income of $25.0 Million for the year, which includes the $77.3 Million gain from the revaluation of digital currencies.
  Reported a net loss of $51.2 million for the year, due greatly to non-cash charges for depreciation of ASIC equipment, and a provision on sales tax receivables, and does not include the $77.3 Million gain from the revaluation of digital currencies.
  Working capital increased by $98.5 million during the year ended March 31, 2024, as Bitcoin prices were substantially higher in this fiscal year
  Digital currency assets of $161.6 million, as at March 31, 2024

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2024 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

Fiscal 2024 Financial Review

For the fiscal year ended March 31, 2024, revenue was $114.5 million, an increase of approximately 8% from the prior year, which includes $3.4 million of revenue from our HPC business segment.

Gross operating margin1 during the year was $40.4 million, or 35% of revenue, compared to $50.9 million, or 48% of revenue, in fiscal 2023. Gross operating margin is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The decrease is mainly attributed to an increase in the Bitcoin network difficulty versus the prior year offset by the increase in Bitcoin price, combined with the Company not mining Ether since the merge on September 15, 2022, and the elimination of a reduced energy tax for data centers in Sweden as of July 1, 2023 resulting in increased operating costs on the energy consumption in Sweden leading to increased operating and maintenance costs.

Net loss during fiscal 2024 was $51.2 million, or $0.57 loss per share, compared to a net loss of $236.4 million, or $2.85 loss per share, in fiscal 2023.

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(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the year ended March 31, 2024 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

At-the-Market Offering

On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp. Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program"). The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023, in order to proceed with the August 2023 Equity Distribution Agreement (as defined below).

On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp. Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

For the three month period ended March 31, 2024, the Company issued 7,436,884 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$38.1 million ($28.2 million). The August 2023 ATM Shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.12. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $0.8 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $69,239 in fees related to its August 2023 ATM Equity Program.

The Company is using the net proceeds from the May 2023 Equity Distribution Agreement and the August 2023 Equity Distribution Agreement for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.

  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.

  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,480 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes
Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for the three months and year ended March 31, 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

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